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                             September 20, 2021

       Alejandro Ochoa
       Chief Executive Officer and Interim Chief Financial Officer Tower One Wireless Corp.
       600-535 Howe Street
       Vancouver, BC
       V6C 2Z4 Canada

                                                        Re: Tower One Wireless
Corp.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            File No. 000-55103

       Dear Mr. Ochoa :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 15. Controls and Procedures, page 53

   1.                                                   Please revise your
Management   s Report on Internal Control over Financial Reporting in
                                                        future filings to
clearly disclose the version of the COSO framework that was used by management when
performing its evaluation - e.g., Internal Control Integrated Framework
                                                        (2013).
       Report of Independent Registered Public Accounting Firm , page F-2

   2. We note from here that Smythe LLP opines upon your financial statements as of and for the years ended
December 31, 2020 and 2019 and that it refers to an emphasis of matter related to amended
financial statements in Note 26, which then refers to notes 8, 14 and
                                                        16 in the consolidated
financial statements to include certain disclosures regarding the recast of certain 2018
figures. We further note on page F-3 that Manning Elliott
                                                        LLP opines upon your
consolidated statements of operations and comprehensive loss,
 Alejandro Ochoa
Tower One Wireless Corp.
September 20, 2021
Page 2
         changes in equity and cash flows, before the effects of the adjustments described in Notes
         8, 14 and 16, for the year ended December 31, 2018. It is unclear which accounting firm, if any, is opining on these aforementioned adjustments. Please explain to us more clearly which audit firm opined upon these adjustments to the 2018 financial statements and ask the auditor to revise the auditors' report accordingly.
Notes to Consolidated Financial Statements
Note 26. Amendments to the Consolidated Financial Statements , page F-47

3. We note that the you have made amendments to notes 8, 14 and 16 in the consolidated financial statements to include certain disclosures regarding the recast of certain 2018 figures. Please explain to us how you considered including the disclosures required by paragraph 49 of IAS 8.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tara Harkins at (202) 551-3639 or Mary Mast, Senior Accountant, at (202) 551-3613 with any questions.



FirstName LastNameAlejandro Ochoa                              Sincerely,
Comapany NameTower One Wireless Corp.
                                                               Division of
Corporation Finance
September 20, 2021 Page 2                                      Office of Life
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FirstName LastName